SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              Date: March 6, 2002


                                     UBS AG
                              (Registrant's Name)

                  Bahnhofstrasse 45, Zurich, Switzerland, and
                     Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Media release



For immediate release


UBS commences new share buyback program

On 6 March 2002, UBS will commence a share buyback program leading to the cancellation of shares. The repurchase will take place over a "second trading line" on virt-x.

Zurich / Basel, 6 March 2002 - UBS is setting up a second trading line on virt-x to buy back its registered shares. On this second line, shares will be purchased exclusively by UBS. The second line will be available from March 6, 2002 to March 6, 2003. The repurchased shares must be cancelled. Cancellation will follow the approval of the 2003 Annual General Meeting. The program, aimed at institutional investors, allows tax-efficient cancellation of shares.

UBS's Board of Directors has established a maximum buyback limit of CHF 5 billion, corresponding to about 4.7% of total share capital. While maintaining its strong capitalisation and ratings, UBS is committed to returning to shareholders capital in excess of its business needs. Strong cashflow generation and rigid capital discipline contributed to a BIS Tier 1 Ratio of 11.6% at December 31, 2001.

This second line program superseded the share buyback program launched last year. A total of 28,818,690 shares were repurchased between March 5, 2001 and March 5, 2002 at an average price of CHF 79. Given the approval of the Annual General Meeting on 18 April 2002, these shares will be cancelled.


UBS

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                           INCORPORATION BY REFERENCE



         This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.





                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        UBS AG



                                        By:    /s/ Robert Dinerstein
                                            ---------------------------------
                                             Name:  Robert Dinerstein
                                             Title     Managing Director

                                        By:   /s/ Robert Mills
                                            -----------------------------------
                                             Name:  Robert Mills
                                             Title:    Managing Director



Date:  March 6, 2002